Exhibit 99(a)

PRESS RELEASE

FOR IMMEDIATE RELEASE
Friday
December 17, 1999

CONTACT PERSON:
                                                         STACY DUCKETT, VICE PRESIDENT
                                                         INVESTOR RELATIONS
                                                         (501) 688-8229

TCBY DECLARES CASH DIVIDEND

LITTLE ROCK, AR - Friday, December 17, 1999 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced the Board of Directors of the company declared a $.05 per share cash dividend. This dividend is payable on January 11, 2000, to shareholders of record as of December 28, 1999.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the TCBY and Juice Works brands.